Exhibit 99.1

News Release

FOR IMMEDIATE RELEASE

Suncor Energy Announces Expiration and Upsizing of Tender Offers for Ten Series of Notes

Calgary, Alberta (October 4, 2022) – Suncor Energy Inc. (“Suncor”) (TSX: SU) (NYSE: SU) today announced the expiration of the offers to purchase for cash any and all of the ten series of outstanding notes described below (“Notes”), and that it has amended the Offer to Purchase (as defined below) by increasing the Maximum Purchase Consideration from C$1.75 billion to C$3.6 billion. The Offers described herein were made on the terms and conditions set forth in the Offer to Purchase, dated September 26, 2022 (the “Offer to Purchase”) and the related Notice of Guaranteed Delivery (together with the Offer to Purchase, the “Tender Offer Documents”). Capitalized terms used but not defined in this announcement have the meanings given to them in the Offer to Purchase.

The Offers expired at 5:00 p.m., New York City time, on October 4, 2022 (the “Expiration Date”). The settlement date for the Offers will be October 7, 2022 (the “Settlement Date”).

“Our integrated model is producing strong free cashflow despite a period of significant market volatility. We are committed to returning this free cashflow to our shareholders and strengthening our balance sheet. During 2022 we have repurchased 7% of our outstanding shares and this tender offer reflects significant debt reduction,” said Kris Smith, Interim President and Chief Executive Officer. “These tender results and our decision to significantly upsize the offer to C$3.6 billion allow us to opportunistically capture substantial economic value for Suncor, demonstrating confidence in our business model and our commitment to reduce net debt.”

Offers

Each of Suncor and Suncor Energy Ventures Corporation, its wholly owned subsidiary (collectively, the “Offerors”) offered to purchase the Notes set forth opposite its name in the table below.

According to information provided by Global Bondholder Services Corporation and Computershare Investor Services Inc., C$5.058 billion combined aggregate principal amount of the Notes were validly tendered in connection with the Offers prior to or at the Expiration Date and not validly withdrawn, being comprised of C$2.673 billion aggregate principal amount of C$ Notes and US$1.762 billion aggregate principal amount of US$ Notes. In addition, C$20.814 million combined aggregate principal amount of the Notes were tendered pursuant to the Guaranteed Delivery Procedures (as defined in the Offer to Purchase) and remain subject to the Holders’ performance of the delivery requirements under such procedures, being comprised of US$15.379 million aggregate principal amount of US$ Notes. The aggregate principal amount of US$ Notes tendered was converted to Canadian dollars based on the exchange rate of one U.S. dollar for 1.3534 Canadian dollars, as shown on the FXC page displayed on the Bloomberg Pricing Monitor at 2:00 p.m., New York City time, on October 4, 2022. The table below provides certain information about the Offers, including the aggregate principal amount of each series of Notes validly tendered and not validly withdrawn prior to the Expiration Date and the aggregate principal amount of Notes reflected in Notices of Guaranteed Delivery delivered at or prior to the Expiration Date.

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

Overall, the Offerors plan to accept for purchase C$3.627 billion combined aggregate principal amount of Notes under the Offers (excluding Notes delivered pursuant to the Guaranteed Delivery Procedures). The Maximum Purchase Condition (after giving effect to the increase described above) has been satisfied with respect to the Offers in respect of the series of Notes with Acceptance Priority Levels of 1-8. Accordingly, the Offerors plan to accept for purchase all Notes of such series that have been validly tendered and not validly withdrawn at or prior to the Expiration Date and all Notes of such series that have been validly tendered at or prior to the Guaranteed Delivery Date pursuant to the Guaranteed Delivery Procedures. The Offerors will not accept any Notes with Acceptance Priority Levels 9 and 10 (as indicated in the table below) and will promptly return all validly tendered Notes of such series to the respective tendering Holders.

Acceptance Priority Level(1)	Title of Notes(1)	Issuer	Principal Amount Outstanding (in millions)	CUSIP / ISIN Nos.	Principal Amount Tendered(2)	Aggregate Principal Amount Validly Tendered as of the Expiration Date that the Offerors Plan to Accept(2)	Principal Amount Reflected in Notices of Guaranteed Delivery
1	8.20% Notes due 2027	Suncor Energy Ventures Corporation(3)	US$58.950	046828AA7 / US046828AA76	US$15,950,000	US$15,950,000	-
2	6.000% Notes due 2042	Suncor Energy Ventures Corporation(3)	US$141.804	13643EAH8, C18885AF7 / US13643EAH80, USC18885AF71	US$110,179,000	US$110,179,000	-
3	3.00% Series 5 Medium Term Notes due 2026	Suncor Energy Inc.	C$700	86721ZAM1 / CA86721ZAM10	C$584,818,000	C$584,818,000	-
4	3.10% Series 6 Medium Term Notes due 2029	Suncor Energy Inc.	C$750	86721ZAP4 / CA86721ZAP41	C$671,257,000	C$671,257,000	-
5	5.39% Series 4 Medium Term Notes due 2037	Suncor Energy Inc.	C$600	86721ZAB5 / CA86721ZAB54	C$320,876,000	C$320,876,000	-
6	5.00% Series 7 Medium Term Notes due 2030	Suncor Energy Inc.	C$1,250	86721ZAQ2 / CA86721ZAQ24	C$1,095,959,000	C$1,095,959,000	-
7	5.35% Notes due 2033	Suncor Energy Inc.(4)	US$300	716442AH1 / US716442AH16	US$178,013,000	US$178,013,000	US$6,000
8	5.95% Notes due 2035	Suncor Energy Inc.(4)	US$600	71644EAG7 / US71644EAG70	US$400,729,000	US$400,729,000	US$226,000
9	5.95% Notes due 2034	Suncor Energy Inc.	US$500	867229AD8 / US867229AD85	US$346,869,000	-	US$767,000
10	6.50% Notes due 2038	Suncor Energy Inc.	US$1,150	867229AE6 / US867229AE68	US$710,596,000	-	US$14,380,000

(1)	The 5.00% Series 7 Medium Term Notes due 2030, together with the 3.00% Series 5 Medium Term Notes due 2026, the 3.10% Series 6 Medium Term Notes due 2029 and the 5.39% Series 4 Medium Term Notes due 2037 are referred to herein as the “C$ Notes.” The 5.95% Notes due 2034, together with the 8.20% Notes due 2027, the 6.000% Notes due 2042, the 5.35% Notes due 2033, the 5.95% Notes due 2035 and the 6.50% Notes due 2038, are referred to herein as the “US$ Notes.”
(2)	The amounts exclude the principal amounts of Notes for which Holders have complied with certain procedures applicable to guaranteed delivery pursuant to the Guaranteed Delivery Procedures. Such amounts remain subject to the Guaranteed Delivery Procedures. Notes tendered pursuant to the Guaranteed Delivery Procedures are required to be tendered at or prior to 5:00 p.m., New York City time, on October 6, 2022. As noted above, the Offerors plan to accept for purchase all Notes with Acceptance Priority Levels of 1-8 that have been validly tendered and not validly withdrawn at or prior to the Expiration Date and all Notes with such Acceptance Priority Levels that have been validly tendered at or prior to the Guaranteed Delivery Date pursuant to the Guaranteed Delivery Procedures.
(3)	Such Notes are listed as being issued by Canadian Oil Sands Limited; Suncor Energy Ventures Corporation assumed the obligations for such Notes in 2016.
(4)	Such Notes are listed as being issued by Petro-Canada; Suncor assumed the obligations for such Notes in 2009.

For Holders who delivered a Notice of Guaranteed Delivery and all other required documentation at or prior to the Expiration Date, upon the terms and subject to the conditions set forth in the Tender Offer Documents, the deadline to validly tender Notes using the Guaranteed Delivery Procedures will be 5:00 p.m., New York City time, on October 6, 2022.

Upon the terms and subject to the conditions set forth in the Tender Offer Documents, Holders whose US$ Notes have been accepted for purchase in the Offers will receive the applicable U.S. Consideration for each US$1,000 principal amount of such US$ Notes in cash on the Settlement Date and Holders whose C$ Notes have been accepted for purchase in the Offers will receive the applicable Canadian Consideration for each C$1,000 principal amount of such C$ Notes in cash on the Settlement Date.  In addition to the Total Consideration, Holders whose Notes are accepted for purchase will receive a cash payment equal to the Accrued Coupon Payment, representing accrued and unpaid interest on such Notes from and including the immediately preceding interest payment date for such Notes to, but excluding, the Settlement Date. Interest will cease to accrue on the Settlement Date for all Notes accepted in the Offers, including those tendered through the Guaranteed Delivery Procedures.

CIBC World Markets Corp., CIBC World Markets Inc. (solely with respect to the Offers for the C$ Notes) (together, “CIBC”), J.P. Morgan Securities LLC, J.P. Morgan Securities Canada Inc. (solely with respect to the Offers for the C$ Notes) (together, “J.P. Morgan”), RBC Capital Markets, LLC, RBC Dominion Securities Inc. (solely with respect to the Offers for the C$ Notes) (together, “RBC”), TD Securities (USA) LLC and TD Securities Inc. (solely with respect to the Offers for the C$ Notes) (together, “TD Securities”) are acting as the Joint-Lead Dealer Managers for the Offers. For additional information regarding the terms of the Offers, please contact CIBC at (800) 282-0822 (toll free) or (212) 455-6427 (collect), J.P. Morgan at (866) 834-4666 (toll free) or (212) 834-2064 (collect), RBC at (877) 381-2099 (toll free), (212) 618-7843 (collect U.S.) or (416) 842-6311 (collect Canada), or TD Securities at (866) 584-2096 (toll free), (212) 827-2842 (collect U.S.) or (416) 982-2243 (collect Canada). Global Bondholder Services Corporation is acting as the information agent and the tender agent for the Offers for the US$ Notes. Computershare Investor Services Inc. is acting as the tender agent for the Offers for the C$ Notes. Questions or requests for assistance related to the Offers or for additional copies of the Offer to Purchase or Notice of Guaranteed Delivery may be directed to Global Bondholder Services Corporation at (855) 654-2014 (toll free) or (212) 430-3774 (collect). You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offers. The Offer to Purchase and the Notice of Guaranteed Delivery can be accessed at the following website: https://www.gbsc-usa.com/suncor.

This news release is not an offer to sell or a solicitation of an offer to buy any of the securities described herein. The Offers described herein were made solely by the Offer to Purchase and the Notice of Guaranteed Delivery, as applicable, and only to such persons and in such jurisdictions as is permitted under applicable law. None of the Offerors, their respective boards of directors, the dealer managers, the tender and information agents or the trustees with respect to any series of Notes is making any recommendation as to whether or not Holders should tender or refrain from tendering all or any portion of their Notes in response to the Offers. Holders are urged to evaluate carefully all information in the Offer to Purchase, consult their own investment and tax advisors and make their own decisions whether to tender Notes in the Offers, and, if so, the principal amount of Notes to tender.

Legal Advisory – Forward-Looking Statements

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends. Forward-looking statements in this news release include references to timing for completion of the Offers. In addition, all other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements may be identified by words like “expects,” “anticipates,” “will,” “estimates,” “plans,” “scheduled,” “intends,” “believes,” “projects,” “indicates,” “could,” “focus,” “vision,” “goal,” “outlook,” “proposed,” “target,” “objective,” “continue,” “should,” “may” and similar expressions.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s Management’s Discussion and Analysis for the second quarter of 2022 dated August 4, 2022, its Annual Information Form and Annual Report to Shareholders each dated February 23, 2022, its Form 40-F dated February 24, 2022, and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3; by e-mail request to invest@suncor.com; by calling (800) 558-9071; or by referring to suncor.com/FinancialReports or to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Suncor is Canada’s leading integrated energy company. Suncor’s operations include oil sands development, production and upgrading, offshore oil and gas production, petroleum refining in Canada and the United States and the company’s Petro-Canada retail and wholesale distribution networks, including Canada’s Electric Highway, a coast-to-coast network of fast-charging EV stations. Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investment in power, renewable fuels and hydrogen. Suncor also conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor has been recognized for its performance and transparent reporting on the Dow Jones Sustainability index, FTSE4Good and CDP. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com or follow us on Twitter @Suncor

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